Filing under Rule 425 under
                                                      the Securities Act of 1933
                                   and deemed filed under Rules 14d-2 and 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



================================================================================



                   CARNIVAL CORPORATION INVESTOR PRESENTATION


                             Investor Presentation
                                  December 2002



================================================================================

FORWARD LOOKING STATEMENTS AND RESPONSIBILITY
================================================================================

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this presentation constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival Corporation ("CCL") has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume", "believe," "expect," "forecast," "future," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of CCL's net revenue yields, booking levels, pricing, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause CCL's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for CCL's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, adverse media publicity and the availability of air service; shifts in consumer booking patterns; increases in vacation industry capacity, including cruise capacity; continued availability of attractive port destinations; changes in tax laws and regulations; changes and disruptions in equity, financial and insurance markets; CCL's financial and contractual counterparties' ability to perform; CCL's ability to implement its brand strategy; CCL's ability to implement its shipbuilding program and to continue to expand its business worldwide; CCL's ability to attract and retain shipboard crew; changes in foreign currency and interest rates and increases in security, food, fuel, and insurance costs; delivery of new ships on schedule and at the contracted prices; weather patterns and natural disasters; unscheduled ship repairs and drydocking; incidents involving cruise ships; impact of pending or threatened litigation; CCL's ability to implement successfully cost improvement plans; the continuing financial viability and/or consolidation of CCL's travel agent distribution system; CCL's ability to integrate successfully business acquisitions and applicable changes in laws and regulations.


These risks may not be exhaustive. CCL operates in a continually changing business environment, and new risks emerge from time to time. CCL cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. CCL undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


CCL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4, A PROXY STATEMENT ON
SCHEDULE 14A AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE CARNIVAL DLC PROPOSAL TO ACQUIRE P&O PRINCESS CRUISES PLC ("POC"). THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE CARNIVAL DLC PROPOSAL. CCL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF POC AFTER THE FORM S-4 HAS BEEN DECLARED EFFECTIVE BY THE SEC. CCL PLANS TO MAIL THE PROXY STATEMENT TO ITS SHAREHOLDERS AT OR ABOUT THE SAME TIME. THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CCL, POC, THE CARNIVAL DLC PROPOSAL AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE CARNIVAL DLC PROPOSAL CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE CARNIVAL DLC PROPOSAL. THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER AND/OR CARNIVAL DLC PROPOSAL WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER AND/OR CARNIVAL DLC PROPOSAL WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.


IN ADDITION TO THE FORM S-4, THE PROSPECTUS, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE CARNIVAL DLC PROPOSAL, CCL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.


THE IDENTITIES OF THE PARTICIPANTS IN THE SOLICITATION OF CCL SHAREHOLDERS FOR PURPOSES OF RULE 14a-12(a)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THEIR INTERESTS IN THE OFFER AND THE TRANSACTIONS RELATED TO IT ARE SET FORTH IN APPENDIX VI TO CCL'S FILING UNDER RULE 425 DATED OCTOBER 24, 2002.


Terms used in this presentation have the same meaning as in the Announcement dated October 24, 2002


The directors of CCL ("Directors") accept responsibility for the information contained in this presentation. To the best of the knowledge and belief of the directors of CCL (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this presentation relating to POC and Royal Caribbean Cruises Ltd. which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.


Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to CCL and no-one else in connection with the Increased Offer and Carnival DLC Proposal and will not be responsible to anyone other than CCL for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Increased Offer and CCL DLC Proposal.


At this time, there is no agreement between CCL and POC to proceed with a DLC.

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



================================================================================



                              CARNIVAL CORPORATION
                              STRATEGIC POSITIONING



================================================================================

CARNIVAL CORPORATION STRATEGIC POSITIONING
================================================================================

THESIS:
-------

     o Cruising remains a small percentage of the wider vacation market in North America and continues to attract consumers from other vacation alternatives

     o   European cruise vacations are growing even faster than in North America

     o Favorable demographic trends support continued growth for cruise travel in North America and Europe

STRATEGIC INITIATIVES:
----------------------

     o   Targeted capacity additions are expected to drive earnings growth

     o Global presence will be significantly enhanced through acquisition of P & O Princess

     o Strong balance sheet and cash flow to fund majority of growth initiative

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

CRUISING CONTINUES TO GROW AS A VACATION ALTERNATIVE
================================================================================

                            GROWTH IN NORTH AMERICAN
                            LEISURE VS. CRUISE TRAVEL
                                   (1997-2001)

[GRAPHIC OMITTED]


LEISURE TRAVEL DEMAND   1.8%
CRUISE TRAVEL DEMAND    8.3%

--------------------------------------------------------------------------------
                      CRUISE IS A LONG-TERM GROWTH SEGMENT
                          OF THE WIDER VACATION MARKET
--------------------------------------------------------------------------------

(1)  Source:  GP Wild & TIA

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

EUROPEAN CRUISE VACATIONS
  ARE GROWING FASTER THAN NORTH AMERICAN
================================================================================

[GRAPHIC OMITTED]


                PASSENGERS CARRIED
                ------------------
                (in Millions)

1997
----
U.K.            .52
ITALY           .20
GERMANY         .28
FRANCE          .16

1998
----
U.K.            .76
ITALY           .23
GERMANY         .31
FRANCE          .20

1999
----
U.K.            .74
ITALY           .25
GERMANY         .33
FRANCE          .22

2000
----
U.K.            .75
ITALY           .27
GERMANY         .38
FRANCE          .27

2001
----
U.K.            .77
ITALY           .30
GERMANY         .39
FRANCE          .27


                AVERAGE ANNUAL GROWTH
                ---------------------
U.K.            11.9%
ITALY           10.9%
GERMANY          8.6%
FRANCE          13.8%

(1)  Source:  GP Wild

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

FAVORABLE DEMOGRAPHIC TRENDS SUPPORT CRUISE TRAVEL GROWTH
================================================================================

[GRAPHIC OMITTED]

                NORTH AMERICAN POPULATION
                  BETWEEN AGE 45 AND 69
                  ---------------------
                      (in millions)

2000                    72

2010                    94

GROWTH OF 31%


Source:  The World Bank

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

MORE ATTRACTIVE LIFESTYLE TRENDS IN EUROPE
================================================================================

[GRAPHIC OMITTED]


                                DAYS
                                ----

U.S.                            13

U.K.                            28

GERMANY                         35

SOUTHERN EUROPE                 40


--------------------------------------------------------------------------------
                         AVERAGE DAYS SPENT ON VACATION
--------------------------------------------------------------------------------

Source:  WTO

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

ORGANIC GROWTH WILL BE PRIMARY DRIVER OF EARNINGS
================================================================================

                              CARNIVAL CORPORATION
                         CAPACITY GROWTH INCREASES (1)

[GRAPHIC OMITTED]

                    2003     2004    2005    2006
-------------------------------------------------
Costa               3.3%     5.3%    3.3%     --%
Cunard              0.1%     3.3%    2.1%    0.1%
Other              14.5%     8.3%    5.2%    6.4%
-------------------------------------------------
   Total           17.9%    16.9%   10.6%    6.5%

Industry Average    9.8%    10.5%    3.6%     --


--------------------------------------------------------------------------------
              ADDITIONAL CAPACITY COULD BE ADDED IN LATE 2005-2006
--------------------------------------------------------------------------------

Source:   Company estimates
(1) Note: Represents anticipated available berth days year-over-year growth for CCL, excluding growth related to the proposed combination with POC

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

TARGETED CAPACITY GROWTH
================================================================================

                              CARNIVAL CORPORATION
                      CAPACITY ADDITIONS THROUGH 2006 (1)

[GRAPHIC OMITTED]

ADDITIONAL BERTHS
  Carnival Cruise Lines         11,046
  Holland America Line           9,240
  Costa Cruise Lines             7,554
  Cunard Line                    4,588


--------------------------------------------------------------------------------
                            2003-2006 CAGR = 13% (2)
--------------------------------------------------------------------------------

(1)  Based on anticipated capacity increases
(2)  Based on anticipated available berth days

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

GLOBAL PRESENCE WILL BE ENHANCED BY
        ACQUISITION OF P&O PRINCESS
================================================================================

                               COMBINED CCL & POC
                    NET CAPACITY ADDITIONS THROUGH 2006 (2)

[GRAPHIC OMITTED]

ADDITIONAL BERTHS
   Carnival Cruise Lines   11,046
   Holland America Line     9,240
   Princess Cruises         8,780
   Costa Cruise Lines       7,554
   Cunard Line              4,588
   Ocean Village            1,620
   AROSA                    1,590
   AIDA                     1,270
   P&O Cruises                560
   Swan Hellenic              400


--------------------------------------------------------------------------------
                            2003-2006 CAGR = 12% (1)
--------------------------------------------------------------------------------

Source: Company Estimates & POC Company Website
(1)  Based on anticipated available berth days
(2)  Based on anticipated capacity increases from 2002

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



================================================================================


                               CCL & POC: AN IDEAL
                                   COMBINATION


================================================================================

CCL & POC: AN IDEAL STRATEGIC COMBINATION
================================================================================

     [X] A CCL/POC combination will create a dynamic global leisure dual listed company and is expected to be the only company in both the FTSE 100 and S&P 500

     [X] Creates a leading global vacation and leisure company in a growth segment of the wider vacation market

     [X] Compelling strategic rationale, with highly complementary brands by both geography AND product offering, representing some of the most recognized cruise brands in leading vacation markets

     [X] Strong operating cash flow and balance sheet, combined with twenty ships scheduled to be added to fleet through 2006, should drive future earnings growth

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



================================================================================


                               STRATEGIC RATIONALE


================================================================================

CCL & POC: LEADING GLOBAL VACATION & LEISURE COMPANY
================================================================================

[GRAPHIC OMITTED]

                                           CCL      POC     CCL/POC
                                           ---      ---     -------

         Fleet Size (ships) (1)              45       19         64

         Berths (000s) (1)                 65.6     30.8       96.3

         Passengers carried (000s) (2)    3,385    1,028      4,413

         Ships on order                      14        6         20

         Berths on order (000s)            32.4     13.7        46.1

         Employees (000s) (2)              33.2     19.5        52.7

Source:  Company accounts and filings
(1) Fleet size and berths for CCL include the Carnival Conquest; for POC fleet size and berths it includes the former Renaissance vessels, R3 and R4, acquired in August 2002, excludes the Victoria and Pacific Princess (announced withdrawals) and excludes river boats
(2)  Passengers carried and employees for fiscal year 2001

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

WIDE PORTFOLIO OF HIGHLY COMPLEMENTARY BRANDS
================================================================================

POC'S BRANDS COMPLEMENT CCL'S - BY GEOGRAPHY & PRODUCT OFFERING


[GRAPHIC OMITTED]
[MAP OF THE WORLD]
[COMPANY LOGOS]

NORTH AMERICA           UNITED KINGDOM          GERMANY
-------------           --------------          -------

Seabourn                Cunard                  Aida Cruises
Windstar Cruises        P&O Cruises             Arosa
Holland America         Ocean Village           Costa
Princess                Swan Hellenic
Carnival Cruise Lines

                                                S. EUROPE
                                                ---------

                                                Costa

                                                            AUSTRALIA
                                                            ---------

                                                            P&O Cruises

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

GLOBAL DIVERSIFICATION
================================================================================

[GRAPHIC OMITTED]

                                CCL BERTHS TODAY
                                ----------------

GERMANY                                  1%
UNITED KINGDOM                           4%
SOUTHERN EUROPE                         15%
NORTH AMERICA                           80%


[GRAPHIC OMITTED]

                                CCL/POC BERTHS IN 2006 (1)
                                --------------------------

AUSTRALIA                                1%
GERMANY                                  5%
UNITED KINGDOM                          12%
SOUTHERN EUROPE                         12%
NORTH AMERICA                           70%

Source: POC Company website
(1)  Based on anticipated CCL/POC berths

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

HIGH BRAND AWARENESS
================================================================================

     [X] CCL & POC brands enjoy among the highest levels of unaided brand awareness in North America and the UK

[GRAPHIC OMITTED]

                NORTH AMERICA (1)

Carnival        52%

Princess        38%

RCI             23%

NCL             21%

HAL             15%


[GRAPHIC OMITTED]

                UNITED KINGDOM (2)

P & O Cruises   63%

Cunard          29%

Thomson         20%

Airtours        20%

Fred Olsen      19%


(1) Source: TRD Frameworks
(2) Source: P&O Princess plc shareholder circular dated February 5, 2002

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

HIGH BRAND AWARENESS (CONTINUED)
================================================================================


     [X] ...as well as in Germany and Italy

[GRAPHIC OMITTED]

                GERMANY (1)

Aida            15.0%

Deutschland     11.0%

Europa          10.0%

Berlin          10.0%

Astor            5.0%


[GRAPHIC OMITTED]

                ITALY (2)

Costa           21.9%

Festival         0.4%

Carnival         0.3%

MSC              0.2%


(1) Source:  P&O Princess plc shareholder circular dated February 5, 2002
(2) Source:  Company data.  Represents survey of tour operators

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



================================================================================


                            INTEGRATION AND SYNERGIES


================================================================================

CCL OPERATIONAL STRUCTURE
================================================================================

[GRAPHIC OMITTED]

                              CARNIVAL CORPORATION
        -----------------------------------------------------------------

                /                  /               /                /

        HOLLAND AMERICA         CUNARD          CARNIVAL          COSTA
             LINE                LINE         CRUISE LINES        CRUISES

              /                    /

          WINDSTAR              SEABOURN
          CRUISES


--------------------------------------------------------------------------------
                     CCL'S DECENTRALIZED OPERATING STRUCTURE
                      WILL ALLOW FOR AN EASIER COMBINATION
--------------------------------------------------------------------------------

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

CCL IS THE MOST EFFICIENT OPERATOR
================================================================================

[GRAPHIC OMITTED]

                EBITDA/
                AVAIL. BERTH DAYS (1)
                (LTM)

CCL                 $67

POC                 $54

RCL                 $50


[GRAPHIC OMITTED]

                ROIC (2)(3)
                (LTM)

CCL                 11%

POC                  8%

RCL                  5%


Source: Company accounts and filings. CCL and RCL as per US GAAP, POC as per UK GAAP
(1) CCL LTM as of August 2002, POC and RCL LTM as of September 2002. CCL LTM EBITDA excludes impairment charges relating to vessel write downs
(2) ROIC is EBIT taxed at the effective tax rate, divided by average invested capital
(3) CCL LTM as of August 2002, POC LTM as of September 2002 and RCL LTM as of June 2002 (latest available balance sheet). CCL LTM EBIT excludes impairment charges relating to vessel write downs


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

SYNERGIES
================================================================================

     [X] CCL estimates synergies of at least $100 million on an annual basis commencing in first full financial year following transaction

     [X] Savings realized principally through the application of best practices, particularly:

         --  Procurement

         --  Contractual

         --  Rationalization of support operations


--------------------------------------------------------------------------------
        CCL IS THE MOST PROFITABLE AND EFFICIENT MAJOR CRUISE COMPANY IN
        THE WORLD AND IS BEST-POSITIONED TO DELIVER MEANINGFUL SYNERGIES
--------------------------------------------------------------------------------


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


================================================================================



                              FINANCIAL INFORMATION



================================================================================

FAIR VALUATION OF POC
================================================================================


[GRAPHIC OMITTED]

          EV/EBITDA - LTM (1)                P/E RATIO - LTM (1)
           (decline of 11%)                   (decline of 23%)
        ----------------------             ----------------------
        CCL              13.1x             CCL              17.7x
        POC at offer(2)  11.8x             POC at offer(2)  14.4x


Source:  Company accounts and filings
(1) CCL as per US GAAP, POC as per UK GAAP. LTM is at September 2002 for POC and as of August 2002 for CCL.

(2) As of November 25, 2002, base on an Offer Value of 546p. Includes $100 million of synergies.

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

STRONG BALANCE SHEET TO DRIVE FUTURE GROWTH
================================================================================

[GRAPHIC OMITTED]


RATING (1)

A2
                CCL Today
A3

Baa1                            POC Pre-20 Nov
                                                    Review changed to developing
Baa2                                                from possible downgrade
                                                    after CCL offer was cleared
Baa3    Investment Grade        POC Today           by the EU
--------------------------------------------------------------------------------
Ba1     Non-Investment Grade

Ba2


                                        CCL (2)         POC (2)
                                        -------         -------

Net Debt / EBITDA (LTM)                  1.3x             3.3x

Net Debt / Net Book Cap                 19.5%            39.4%

Debt Ratings (S&P/Moody's)              A/A2            BBB/Baa3

Liquidity ($m)(3)                       $2,900           $700

(1)  Credit ratings as per Moody's Investors Service
(2)  As of August 2002 for CCL and September 2002 for POC
(3)  Liquidity calculated as cash plus committed undrawn facilities


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

KEY DLC FINANCIALS
================================================================================


[GRAPHIC OMITTED]

LTM (1) (US $MM)                CCL             POC             COMBINED (4)
------------------------   -------------   -------------   -----------------

Revenue                         $4,292          $2,442          $6,733

EBITDA (2)                       1,406             560           1,966

Net Income (3)                     957             310           1,267
--------------------------------------------------------------------------------
Total Assets                    12,197           5,796          17,992

Total Debt                       3,070           2,085           5,155

Cash & Cash Equivalents          1,300             211           1,511

Net Debt                         1,770           1,874           3,644
--------------------------------------------------------------------------------
Net Debt / EBITDA (LTM)           1.3x            3.3x            1.9x

Net Debt / Net Book
Capitalization                   19.5%           39.4%           26.4%


(1) LTM figures as of August 2002 for CCL (per US GAAP) and September 2002 for POC (per UK GAAP)
(2)  CCL LTM EBITDA excludes impairment charges relating to vessel write downs
(3) CCL net income adjusted for impairment charge, gain on asset sale and income tax benefit, POC net income adjusted for gain on sale of fixed assets
(4)  Does not include pro forma adjustments


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



================================================================================


                              STRUCTURE AND TIMING


================================================================================

SIGNIFICANT DLC EXAMPLES
================================================================================

[GRAPHIC OMITTED]

1907     DLC Combination of Royal Dutch/Shell

1930 Union of Lever Brothers Ltd and N.V. Margarine Unie creates DLC called Unilever

1962     Rio Tinto formed through the merger of two UK Cos. Restructured in 1995

SEPT
1992     Reed Int'l plc and Elsevier NV announce DLC Reed Elsevier

MARCH
2001 BHP and Billiton combine to form BHP Billiton, a global Australian/UK mining company

APRIL
2001     Brambles Ltd of Australia forms DLC with Brambles Industries plc (UK)

OCT
2002     CCL announces terms of its formal preconditional DLC offer for POC

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

KEY TERMS OF DLC PROPOSAL
================================================================================

[GRAPHIC OMITTED]

STRUCTURE         Dual listed company structure and Partial Share Offer

                  If proposal is not passed by POC shareholders, CCL offer is withdrawn

OWNERSHIP AND
VOTING RIGHTS     Carnival - 74%

                  P&O Princess - 26%

                  Based on a share exchange ratio of 1 POC Ordinary Share =
                  0.3004 CCL shares

PARTIAL SHARE
OFFER DLC structure includes a Partial Share Offer by which POC shareholders can exchange POC shares for CCL shares (maximum of 20% of POC's issued share capital)

PRIMARY LISTING/
INDEX INCLUSION
(1)               Carnival:  NYSE/S&P 500

                  P&O Princess:  LSE/FTSE 100

(1) Expected index inclusion assumes current market capitalizations


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

DLC STRUCTURAL DIAGRAM
================================================================================

[GRAPHIC OMITTED]

        CCL SHAREHOLDERS                                POC SHAREHOLDERS
                             Holding arising from
                             Partial Share Offer
                             (max 6.6%) (1)

        CARNIVAL                                        P&O PRINCESS CRUISES
        CORPORATION                                             PLC
                             Equalisation Agreement

                             Holding arising from
                             Partial Share Offer
                             (max 20%) (1)

--------------------------------------------------------------------------------
        CARNIVAL                                        P&O PRINCESS CRUISES
  ASSETS & LIABILITIES                                  ASSETS & LIABILITIES
--------------------------------------------------------------------------------

(1) Represents POC holding in the CCL arm of the DLC assuming full take up of Partial Share Alternative (20% of POC's shares outstanding)

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

SIMPLICITY OF DLC STRUCTURE
================================================================================

     [X] Will align the economic interests of Carnival and POC

     [X] Carnival and POC will pursue common interests

     [X] Two identical boards of directors

     [X] One unified executive management team

     [X] One set of combined financials (1)

         --  U.S. GAAP
         --  In both U.S. and U.K.

     [X] One report to shareholders (1)


--------------------------------------------------------------------------------
              THROUGH THE DLC, CARNIVAL AND POC WILL BE MANAGED AND
                    OPERATED AS A SINGLE ECONOMIC ENTERPRISE
--------------------------------------------------------------------------------

(1)  Pending Approval by SEC and UKLA
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

DLC STRUCTURAL BENEFITS
================================================================================

     [X] Substantially negates flowback associated with cross-border acquisitions

     [X] Preserves strong balance sheet and credit rating

     [X] Access to two of the world's largest equity markets

     [X] Expected to retain existing primary listings and index participation

         -- CCL will be the 110th largest company in the S&P 500 with a market capitalization of $16.5 billion (1)

         -- POC will be the 60th largest company in the FTSE 100 with a market capitalization of (pound) 3.5 billion (1)

(1) Source: DataStream.  Based on market capitalization as at 29 November 2002

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INDICATIVE TIMETABLE
================================================================================

DATE                    ACTION/EVENT
----                    ------------

JANUARY 2003            Satisfaction of remaining pre-conditions

                            Termination of JV Agreement

                            POC expected to enter into Implementation Agreement with CCL and recommend the CCL DLC proposal


Q1 2003                 Documents distributed to POC shareholders


LATE Q1 to              CCL Shareholder Meeting
EARLY Q2 2003
                        POC EGM and closing of Partial Share Offer

                        Closing of transaction

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SUMMARY
================================================================================

     [X] A CCL/POC combination will create a dynamic global leisure dual listed company and is expected to be the only company in both the FTSE 100 and S&P 500

     [X] Creates a leading global vacation and leisure company in a growth segment of the wider vacation market

     [X] Compelling strategic rationale, with highly complementary brands by both geography AND product offering, representing some of the most recognized cruise brands in leading vacation markets

     [X] Strong operating cash flow and balance sheet, combined with twenty ships scheduled to be added to fleet through 2006, should drive future earnings growth

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